

July 16, 2013

Via E-mail
Mr. Moshe N. Gavrielov
President and Chief Executive Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124

> **Re: Xilinx, Inc.**
> **Form 10-K for the Fiscal Year Ended March 30, 2013**
> **Filed May 23, 2013**
> **File No.: 000-18548**

Dear Mr. Gavrielov:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

-Liquidity and Capital Resources, page 37

1.   We note from page 68 that at March 30, 2013 you held a cumulative total of $1.99 billion of unremitted foreign earnings that are considered to be permanently invested outside the United States. As we note that your cash and cash equivalents and short-term investments totaled $1.7 billion at that date, please tell us the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at March 30, 2013 and quantify the amount that would not be available for use in the United States without incurring U.S taxes. To the extent you utilize tax planning strategies to access cash held outside of the United States, tell us the nature of those tax planning strategies.

2.   We noted your August 4, 2011 response to comment 3 of the Staff's letter dated July 21, 2011. In that response you indicated you "acknowledged the Staff's comment and to the extent such amounts (unremitted earnings considered to be permanently invested outside the United States) could be considered material to an understanding of your liquidity and capital resources, you will disclose as appropriate in your future filings the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. The Company will also provide a discussion of any known trends, demands or uncertainties as a result of your policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility". Given this filing does not appear to provide any of the referenced disclosures, please provide us with an analysis of your materiality assessments regarding the known or expected impact of this matter on your liquidity and capital resources.

Exhibits 31.1 and 31.2

3.   In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example, remove the title of the certifying officer from the first sentence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief